SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 21, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.        Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

Announcement of LM Ericsson Telephone Company, dated April 21, 2010 regarding “Acquisition of Nortel’s stake of the joint venture LG-Nortel.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 21, 2010

•	Strengthened ability to serve the Korean market and reach new customers

•	Second largest installed base with all leading Korean operators

•	Purchase price is USD 242 million on a cash and debt free basis

•	New name of the joint venture will be LG-Ericsson

Ericsson (NASDAQ:ERIC) has today entered into a share purchase agreement to acquire Nortel’s majority shareholding (50%+1 share) in LG-Nortel, the joint venture of LG Electronics and Nortel Networks. The transaction is subject to customary regulatory approvals.

This acquisition will significantly expand Ericsson’s footprint in the Korean market and provide Ericsson with a well established sales channel and strong R&D capability in the country. Furthermore, the acquisition will provide Ericsson with an industrial base and the ability to build new customer relationships.

The joint venture includes important contracts with Korean operators such as KT, LG Telecom and SK Telecom.

LG-Ericsson will become one of the major telecom players in Korea.

“Korea is one of the largest telecom markets with advanced end-user demand of new services. A strengthening of our position through the collaboration with our new partner LG Electronics will enhance our position for future technology shifts such as LTE,” said Hans Vestberg, President and CEO of Ericsson.

“LGE is pleased to have Ericsson as a new partner in this joint venture,” said Yong Nam, Vice Chairman and CEO of LG Electronics. “Ericsson will provide global industry experience and technical expertise that will benefit both customers and employees. We look forward to a fruitful future collaboration.”

“LG-Ericsson is expected to provide the Korean market with leading technology and customer supports in cooperation with Ericsson’s Global Leadership in Telecommunication market. We are excited by the new perspective for our company.” said Jae Ryung Lee, CEO of LG-Nortel.

The joint venture was established in 2005 through the contribution by LG Electronics of its telecommunications systems business and by Nortel of its Korean distribution business. The focus of the joint venture has been to develop and market large scale telecommunications systems such as WCDMA, CDMA and LTE for telecom service providers in Korea as well as enterprise products and services. In 2009, LG-Nortel generated approximately USD 650 million of sales and had 1,300 employees.

The joint venture will continue to be headquartered in Seoul, Republic of Korea.

In July 2009, Ericsson and the Korean government agreed to cooperate in growing a green ecosystem based on 4G technology. The competence in LG-Ericsson is expected to contribute to this initiative.

The transaction is expected to have a positive effect on Ericsson’s earnings within a year after closing.

SEB Enskilda is acting as Ericsson’s sole financial advisor in the transaction.

NOTES TO EDITORS:

Pictures of Hans Vestberg, Ericsson CEO:

www.ericsson.com/ericsson/press/photos/management.shtml

Previously announced information on Ericsson’s acquisitions of Nortel assets:

http://www.ericsson.com/ericsson/press/releases/20090725-1330882.shtml

http://www.ericsson.com/ericsson/press/releases/20091113-1354893.shtml

http://www.youtube.com/ericssonpress#p/u/7/D3yDHV9O_5o

Korean President and Ericsson CEO meet and agree to cooperate for 4G-based green ecosystem

www.ericsson.com/thecompany/press/releases/2009/07/1328344

Our multimedia content is available at the broadcast room:

www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 80,000 employees generated revenue of SEK 206.5 billion (USD 27.1 billion) in 2009. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

www.twitter.com/ericssonpress

www.facebook.com/technologyforgood

www.youtube.com/ericssonpress

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April, 21 at 06:00 CET.

UPCOMING EVENTS

Ericsson’s Capital Markets Day, Stockholm, Sweden, May 5-6

Ericsson Business Innovation Forum, Shanghai, China, May 17-18

For more information please contact the Ericsson Media Relations Team.